RULE 14F-1
                   REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                 INFORMATION PURSUANT TO SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       ULTRADATA SYSTEMS, INCORPORATED
                        1240 Dielman Industrial Court
                            St. Louis, MO 63132

This report is furnished by the Board of Directors of Ultradata Systems, Incorporated, a Delaware corporation ("Ultradata"), to the holders of its common stock, $.01 par value. Information in this report regarding Warner Technology & Investment Corp. ("Warner Technology") and John C. Leo has been provided to Ultradata by Warner Technology.

On June 1, 2006 Ultradata entered into a Stock Purchase Agreement with Warner Technology, pursuant to which Warner Technology purchased 210,000 shares of Ultradata's Series B Preferred Stock for $210,000 in cash paid on that date. The holder of the Series B shares will be entitled to cast 51% of the votes at any shareholders meeting. Warner will be entitled to convert the Series B stock into 10% of the outstanding Ultradata shares, but only if Ultradata has acquired an operating company during 2006. Otherwise the Series B Preferred Stock will be cancelled.

Pursuant to the terms of the Stock Purchase Agreement, the present directors of Ultradata have elected to the Board a designee of Warner, John C. Leo, and have submitted their resignations from the Board. The election and the resignations will be effective ten days after Ultradata mails this information statement to its record shareholders. After that change of control, the new Board of Directors - i.e. Mr. Leo - will bear responsibility for negotiating the acquisition by Ultradata of an operating company.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Ultradata on or about June 27, 2006.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are two classes of Ultradata voting stock outstanding:

     * There are 17,548,665 shares of Ultradata common stock outstanding. Each share is entitled to one vote.

     * There are 210,000 shares of Series B Preferred Stock outstanding. The holder of the Series B Preferred Stock is entitled to cast votes equal to 51% of all votes cast by all classes of voting stock.

The following table sets forth the number of Ultradata shares of each class of voting stock owned by (a) each person who, as of the date of this Report, owns of record, or is known by Ultradata to own beneficially, more than 5% of either class of Ultradata common stock, (b) each current director of Ultradata and all current officers and directors as a group, and (c) John
C. Leo, who will become the sole director of Ultradata ten days after this Report is mailed.

                          Amount and Nature         Aggregate
Name and Address of    of Beneficial Ownership   Percent of Class  Percent of
Beneficial Owner (1)     Common   Preferred     Common   Preferred Voting Power
-------------------------------------------------------------------------------
Monte Ross             160,000         --        0.9%       --        0.5%
Ernest Clarke          160,852         --        0.9%       --        0.5%
Mark Peterson          191,382         --        1.1%       --        0.6%
Donald Rattner         120,382 (2)     --        0.7%       --        0.3%
Matthew Klapman         48,000 (2)     --        0.3%       --        0.1%

All officers and
 directors as a
 group (5 persons)     680,616 (2)     --        3.8%       --        1.9%

John C. Leo                 --         --         --        --          0%
 100 Wall Street -
 15th Floor
 New York, NY 10005

Warner Technology &
 Investment Corp.           --    210,000         --       100%      51.0%
 18 Kimberly Court
 East Hanover, NJ 07936
______________________________

(1) Unless otherwise indicated, the address of each shareholder is c/o Ultradata Systems, Incorporated, 1240 Dielmann Industrial Court, St. Louis, MO 63132.
(2) Includes options to purchase shares (Rattner - 74,000 shares; Klapman - 44,000 shares)

                           NEW BOARD OF DIRECTORS

Ten days after this Report is mailed to the Ultradata shareholders of record, the resignation of the current members of Ultradata's Board will become effective. On the same date, the election to the Board of John C. Leo will also become effective. Mr. Leo will then be the sole member of Ultradata's Board of Directors. Information regarding Mr. Leo follows:

JOHN C. LEO. Mr. Leo is the founder of American Union Securities, Inc., and has served as its President since 2004. American Union Securities is a full service investment banking firm registered with the Securities and Exchange Commission and the National Association of Securities Dealers. American Union Securities works with both domestic and foreign issuers, with a specific expertise in identifying private companies in China that have the potential to be successful public companies in the United States. From 2001 through 2003, prior to organizing American Union Securities, Mr. Leo was the founder and managing member of Venture Capital Partners, LLC, a private merchant banking and consulting firm. From 1996 through 2001, Mr. Leo was employed as a registered principal and OTC market maker with AM Capital and MH Meyerson. Mr. Leo became a registered representative in 1987 and during his career has focused on raising capital for IPOs and reverse merger transactions. Mr. Leo maintains the following NASD registrations: Series 7, 63, 55 and 24.
Mr. Leo also serves on the board of the following public companies:
China Industrial Waste Management, China International Enterprises Inc., DK Investors, and Central American Equities Corp. Mr. Leo is 41 years old.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board. The Board will also not have an "audit committee financial expert."

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

                        RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who are currently the officers and directors of the Company:

Name                     Age              Position
----                     ---              --------
Monte Ross               73               Chief Executive Officer, Director
Ernest Clarke            66               President & Chief Financial Officer,
                                           Director
Mark L. Peterson         49               Vice President-Engineering,
                                           Secretary, Director
Donald Rattner           73               Director
Matthew Klapman          36               Director


Background of Directors and Executive Officers:

Monte Ross founded the Company in 1986 and has served as its Chief Executive Officer and Chairman since inception. He also served as President until April 2001. For over 20 years prior to founding the Company, Mr. Ross was employed by McDonnell Douglas Corporation (now Boeing) in a variety of positions. When he left McDonnell Douglas, Mr. Ross was Director of Laser Systems, responsible for the group of approximately 400 employees, which developed the first space laser communication system and first space laser radar. Mr. Ross is a Fellow of the Institute of Electrical and Electronic Engineers and the past President of the International Laser Communication Society. Mr. Ross was awarded a Master of Science degree in Electrical Engineering by Northwestern University in 1962. He is the father-in-law of Mark L. Peterson, the Company's Vice President-Engineering.

Ernest Clarke has been a Director of the Company since it was founded in 1986. From August 1990 to June 1999 he served as Vice President - Government Programs. He then served as Company's Vice President - Controller from June of 1999 until April 2001. He was elevated to President in April 2001. For over 20 years prior to joining Ultradata, Mr. Clarke was employed by McDonnell Douglas Corporation (now Boeing) in a variety of positions. When he left McDonnell Douglas, Mr. Clarke was its Laser Product Development Manager with responsibility to supervise over 40 engineers. Mr. Clarke was awarded a Master of Science degree in Electrical Engineering by Stanford University in 1966.

Mark L. Peterson has been a Director of the Company since it was founded in 1986. He has served as the Company's Vice President of Engineering since 1988. He is responsible for the design of the Company's hand-held products. During the four years prior to joining the Company, Mr. Peterson was employed by McDonnell Douglas Corporation as an electronics engineer for fiber optic products and satellite laser cross-link programs. Mr. Peterson was awarded a Master of Science degree in Electrical Engineering by Washington University in 1980. He is the son-in-law of Monte Ross.

Donald Rattner joined the Company in 1999 to serve as a member of the Board of Directors. Mr. Rattner is a member/partner in BrookWeiner, LLC, a Chicago-based accounting firm, and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. He has served on the boards of several corporations.

Matthew Klapman joined the Company in 2002 to serve as a member of the Board of Directors. Mr. Klapman is the CEO of Future Vision Technologies, Inc., which he co-founded in 1990. He has maintained a strong career in technological innovation, business strategy, negotiation, and team management. He has invented and developed a myriad of products in the video, 3-D graphics, and communication fields. As a Director at Motorola, he developed the computer graphics and marketing strategy for its corporate strategy office and broadband wireless communications sector. In addition, as Director of Research and Development for Motorola's Personal Communications Sector, he spearheaded the creation of the new user interface platform that is the basis for all of Motorola's cellular phones. He has developed products and designs that have earned several industry awards. He received a B.S. in Computer Engineering and a J.D. from the University of Illinois at Urbana. He holds 4 issued and 7 pending patents.

Nominating and Audit Committee

The Board of Directors has appointed an Audit Committee of the Board. The present members of the Audit Committee are Donald Rattner and Matthew Klapman. The Board of Directors has determined that Donald Rattner is qualified to serve as an "audit committee financial expert", as defined in the Regulations of the Securities and Exchange Commission. Mr. Rattner is an "independent director", as defined in the Regulations of the Securities and Exchange Commission.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of Ultradata's common stock failed to file on a timely basis reports required during 2005 by Section 16(a) of the Exchange Act.

                            EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid by Ultradata to executives for services rendered in all capacities to Ultradata during each of the last three fiscal years. In 2005, in order to preserve cash reserves, the three principals below deferred a significant portion of their salaries, as shown in the notes below. The Company records this liability in its accrued expenses.


                                  ANNUAL                   LONG-TERM
                               COMPENSATION               COMPENSATION
Name & Position               Year     Salary       Bonus   Other   Options
----------------------------------------------------------------------------
Monte Ross,                   2005   $ 145,310 (1)  $    - $    -
 Chief Executive Officer      2004   $ 167,880      $    - $    -     (2)
                              2003   $ 157,367      $    - $    -

Ernest Clarke                 2005   $ 101,673 (3)  $    - $    -
 President                    2004   $ 111,040      $    - $    -     (4)
                              2003   $ 103,695      $    - $    -

Mark Peterson                 2005   $  89,824 (5)  $    - $    -
Vice President - Engineering  2004   $ 101,152      $    - $    -     (6)
                              2003   $  93,101      $    - $    -

(1)   Includes $92,100 in cash and $53,210 deferred.
(2) During 2004 the Board's Stock Option Committee awarded Mr. Ross options to purchase 25,000 shares of Common Stock at an exercise price of $.72.
(3)   Includes $65,706 paid in cash and $35,967 deferred.

(4) During 2004 the Board's Stock Option Committee awarded Mr. Clarke options to purchase 25,000 shares of Common Stock at an exercise price of $.72.
(5)   Includes $58,899 paid in cash and $30,925 deferred.
(6) During 2004 the Board's Stock Option Committee awarded Mr. Peterson options to purchase 30,000 shares of Common Stock at an exercise price of $.72.

STOCK OPTION AWARDS

The following tables set forth certain information regarding the stock options acquired by the Company's Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2005 and those options held by each of them on December 31, 2005.

     Option Grants in the Last Fiscal Year

                                 Percent
                                 of total
                Number of        options
                securities       granted to
                underlying       employees       Exercise
                option           in fiscal       Price           Expiration
Name            granted          year            ($/share)       Date
---------------------------------------------------------------------------
M. Ross         None                -             N/A               N/A
E. Clarke       None                -             N/A               N/A



     Aggregated Fiscal Year-End Option Values

            Number of securities underlying  Value of unexercised in-the-money
            unexercised options at fiscal    options at fiscal year-end ($)
Name        year-end (#) (All exercisable)   (All exercisable)
------------------------------------------------------------------------------
M. Ross             146,813                        $43,853
E. Clarke            91,423                        $23,912

REMUNERATION OF DIRECTORS

Outside Directors receive $500 per meeting and are reimbursed for out-of-pocket expenses incurred on the Company's behalf. From time to time they are granted stock and options as recommended and approved by the inside directors. During 2005, the outside directors each received 2,000 shares of Ultradata common stock.

June 27, 2006				By Order of the Board of Directors:

                                        Monte Ross, Chairman